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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-3-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

WESTFIELD AMERICA, INC.
(Name of the Issuer)

WESTFIELD AMERICA MANAGEMENT LIMITED ACN 072 780 619,
in its capacity as Responsible Entity and Trustee of
WESTFIELD AMERICA TRUST ARSN 092 058 449
WESTFIELD HOLDINGS LIMITED ACN 001 671 496
WESTFIELD AMERICA, INC.
FRANK P. LOWY
DAVID H. LOWY
STEVEN M. LOWY
PETER S. LOWY
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

959910 10 0
(CUSIP Number of Class of Securities)

Craig A. van der Laan de Vries, Esq.
Westfield America Trust
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Australia

Telephone: 011-612-9358-7000
Facsimile: 011-612-9358-7077

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications on
Behalf of Person(s) Filing Statement)

Copies to:

Morris J. Kramer, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000

This statement is filed in connection with (check the appropriate box):

(a)	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	/ /	The filing of a registration statement under the Securities Act of 1933.
(c)	/ /	A tender offer.
(d)	/ /	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

Check the following box if the filing is a final amendment reporting the results of the transaction: / /

CALCULATION OF FILING FEE

Transaction Valuation	$46,535,857*	Amount of Filing Fee: $9,307**

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 2,863,745 shares of common stock, par value $.01 per share (the "Common Stock"), of Westfield America, Inc. (the "Shares") at a purchase price of $16.25 per Share in cash, pursuant to the Agreement and Plan of Merger, dated as of February 14, 2001, between the Company and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust. Such number of Shares includes 73,354,863 Shares outstanding as of June 13, 2001, less 70,491,118 Shares already beneficially owned by Westfield America Trust and its affiliates, Westfield American Investments Pty. Limited and Westfield Corporation, Inc.

**
The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $53,570	Filing Parties:	Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust
Form or Registration No.: 5-51021	Date Filed:	March 5, 2001

INTRODUCTION

    This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Westfield America Management Limited (the "Purchaser"), in its capacity as responsible entity and trustee of Westfield America Trust ("WAT"), an Australian publicly traded unit trust, Westfield Holdings Limited, an Australian corporation ("WHL"), Westfield America, Inc., a Missouri corporation (the "Company"), Frank P. Lowy, David H. Lowy, Steven M. Lowy and Peter S. Lowy. Frank P. Lowy, David H. Lowy, Steven M. Lowy and Peter S. Lowy are collectively referred to herein as the "Lowy Family". Pursuant to the Agreement and Plan of Merger, dated as of February 14, 2001, a wholly-owned subsidiary of the Purchaser will merge with and into the Company, with the Company as the surviving corporation. In the merger, other than shares owned by the Purchaser and its affiliates, each issued and outstanding share of the Company's common stock will be cancelled and automatically converted into the right to receive $16.25 in cash, less any amounts required by law to be withheld and paid to governmental entities, without interest thereon.

    Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement on Schedule 14A pursuant to which the shareholders of the Company will be given notice of the merger. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13E-3.

Item 1.  Summary Term Sheet.

    The information set forth under "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" of the proxy statement is incorporated herein by reference.

Item 2.  Subject Company Information.

    (a)  The name of the subject company is Westfield America, Inc., a Missouri corporation. The Company's principal executive offices are located at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025 and its phone number is (310) 478-4456.

    (b)  This statement relates to the common stock, par value $.01 per share, of which 73,354,863 shares of common stock were issued and outstanding as of June 12, 2001.

    (c)  The information set forth in "PRICE RANGE OF THE SHARES; DIVIDENDS" of the proxy statement is incorporated herein by reference.

    (d)  The information set forth in "PRICE RANGE OF THE SHARES; DIVIDENDS" of the proxy statement is incorporated herein by reference.

    (e)  None.

    (f)  The information set forth in "TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" of the proxy statement is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

    (a) - (c)  This Schedule 13E-3 is being filed by the Purchaser, WHL, the Company and the Lowy Family. The information set forth in the "SUMMARY—The Companies," "—Interests of Certain Persons in the Transaction," "SPECIAL FACTORS—Interests of Certain Persons in the Merger," "CERTAIN INFORMATION CONCERNING THE PURCHASER," and "BENEFICIAL OWNERSHIP OF COMMON STOCK" of the proxy statement and Schedule I thereto is incorporated herein by reference. The Company is a Missouri corporation. Each of the Purchaser and WHL is an Australian corporation.

    During the last five years, neither the Purchaser, WHL, the Company or the Lowy Family nor, to the best knowledge of the Purchaser, WHL, the Company or the Lowy Family, any of the persons listed on Schedule I to the proxy statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4.  Terms of the Transaction.

    The information set forth in the proxy statement is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

    (a)  The information set forth in "RELATED PARTY TRANSACTIONS" of the proxy statement is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between (i) the Purchaser, WHL or the Lowy Family or, to the best knowledge of the Purchaser, WHL or the Lowy Family, any of the persons listed on Schedule I to the proxy statement, and (ii) the Company or any of its executive officers, directors or affiliates.

    (b), (c) and (e)  The information set forth in "SPECIAL FACTORS—Background of the Offer and the Merger," "—Plans for the Company After the Merger; Certain Effects of the Offer and the Merger," "—Interests of Certain Persons in the Merger," and "THE MERGER AGREEMENT" of the proxy statement is incorporated herein by reference. Except as set forth in "SPECIAL FACTORS—Background of the Offer and the Merger," and "THE MERGER AGREEMENT" of the proxy statement, there have been no material contacts, negotiations and transactions during the past two years which would be required to be disclosed under this Item 5(b) between the Purchaser, WHL or any of their respective subsidiaries, the Lowy Family or, to the best knowledge of the Purchaser, WHL or the Lowy Family, any of those persons listed on Schedule I to the proxy statement, and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Item 6.  Purposes of the Transaction and Plans or Proposals.

    (b), (c)(1), (3) - (8)  The information set forth in "SPECIAL FACTORS—Background of the Offer and the Merger," "—Purpose and Reasons of the Purchaser for the Merger," "—Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "—Company's Future Dividend Policy With Respect to the Shares After the Merger," Interests of Certain Persons in the Merger," "THE MERGER AGREEMENT," "PRICE RANGE OF THE SHARES; DIVIDENDS," and "EFFECT OF THE OFFER AND THE MERGER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS" of the proxy statement is incorporated herein by reference.

    (c)(2)  None.

Item 7.  Purposes, Alternatives, Reasons and Effects.

    (a) - (d)  The information set forth in "SPECIAL FACTORS—Background of the Offer and the Merger," "—Purpose and Reasons of the Purchaser for the Merger," "—Plans for the Company After the Offer and the Merger; Certain Effects of the Offer and the Merger," "—Interests of Certain Persons in the Merger," "THE MERGER AGREEMENT," "MATERIAL U.S. FEDERAL TAX CONSEQUENCES OF THE MERGER," and "EFFECT OF THE OFFER AND THE MERGER ON THE MARKET FOR THE SHARES; STOCK EXCHANGE LISTING; EXCHANGE ACT

REGISTRATION; MARGIN REGULATIONS" of the proxy statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

    (a) - (e)  The information set forth in "SPECIAL FACTORS—Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger," "—Fairness of the Offer and the Merger," "—Opinions of the Special Committee's Financial Advisor", "—Position of the Purchaser Regarding Fairness of the Offer and the Merger," and "—Position of Westfield Holdings and the Lowy Family Regarding the Fairness of the Offer and the Merger" of the proxy statement is incorporated herein by reference.

    (f)  None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

    (a) and (b)  The information set forth in "SPECIAL FACTORS—Background of the Offer and the Merger", "—Fairness of the Offer and the Merger," "—Opinions of the Special Committee's Financial Advisor" and "—Information Regarding the Special Committee's Financial Advisor" of the proxy statement is incorporated herein by reference.

    (c)  The information set forth in "SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisor" of the proxy statement and Annexes C and D to the proxy statement are incorporated herein by reference. The opinions of Lehman Brothers Inc. to the Special Committee of the Board of Directors of the Company, dated February 14, 2001 and May 16, 2001, may be inspected and copied by any interested equity security holder of the Company or representative who has been so designated in writing during regular business hours at the Company's principal executive offices.

Item 10.  Source and Amount of Funds or Other Consideration.

    (a) - (d)  The information set forth in "SOURCE AND AMOUNT OF FUNDS" of the proxy statement is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company.

    (a)  The information set forth in "SPECIAL FACTORS—Background of the Offer and the Merger," "BENEFICIAL OWNERSHIP OF COMMON STOCK," "TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" and "CERTAIN INFORMATION CONCERNING THE PURCHASER" of the proxy statement is incorporated herein by reference.

    (b)  The information set forth in "TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" of the proxy statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

    (d) and (e)  The information set forth in "WESTFIELD AMERICA SPECIAL MEETING OF SHAREHOLDERS—Board Recommendation; Vote of Westfield America," "SPECIAL FACTORS—Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger," "THE MERGER AGREEMENT," and "TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" of the proxy statement is incorporated herein by reference.

Item 13.  Financial Statements.

    (a) and (b)  The information set forth in "CERTAIN INFORMATION CONCERNING WESTFIELD AMERICA," and "WHERE YOU CAN FIND MORE INFORMATION" of the proxy statement is incorporated herein by reference. Item 8 of Westfield America, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

    (a) and (b)  The information set forth in "WESTFIELD AMERICA SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies and Expenses," and "SPECIAL FACTORS—Summary of Financial Analyses Performed by Merrill Lynch, Pierce, Fenner & Smith Incorporated" of the proxy statement is incorporated herein by reference.

Item 15.  Additional Information.

    (b)  The information set forth in the proxy statement is incorporated herein by reference.

Item 16.  Exhibits.

    (a)(1)(A)  Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 13, 2001 (incorporated herein by reference to the proxy statement).

    (b)  None.

    (c)(1)  Opinion of Lehman Brothers Inc. to the Board of Directors and the Special Committee of the Board of Directors of Westfield America, Inc., dated February 14, 2001 (included as Annex C of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (c)(2)  Materials presented by Lehman Brothers Inc. to the Special Committee of the Board of Directors of Westfield America, Inc. on February 12, 2001. (Exhibit (c)(1))*

    (c)(3)  Materials presented by Lehman Brothers Inc. to the Board of Directors of Westfield America, Inc. on February 14, 2001. (Exhibit (c)(3))*

    (c)(4)  Financial Presentation prepared by Merrill Lynch Pierce, Fenner & Smith Incorporated for the Board of Directors of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, dated February 14, 2001. (Exhibit (c)(4))*

    (c)(5)  Opinion of Lehman Brothers Inc. to the Board of Directors and the Special Committee of the Board of Directors of Westfield America, Inc., dated May 16, 2001 (included as Annex D of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (c)(6)  Materials presented by Lehman Brothers Inc. to the Board of Directors and the Special Committee of the Board of Directors of Westfield America, Inc. on May 30, 2001.

    (d)(1)  Agreement and Plan of Merger, dated as of February 14, 2001, by and among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Mall Acquisition Corp. and Westfield America, Inc. (included as Annex A of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (d)(2)  Cooperation Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield Holdings Limited. (Exhibit (d)(2))*

    (d)(3)  Preferred Stock Transaction Agreement, dated February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth Incorporated. (Exhibit (d)(3))*

    (d)(4)  Indemnification and Tax Contest Agreement, dated February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth Incorporated. (Exhibit (d)(4))*

    (d)(5)  Form of Exchange Agreement to be entered into between Westfield America, Inc., Westfield America Limited Partnership, and Security Capital Preferred Growth Incorporated. (Exhibit (d)(5))*

    (d)(6)  Form of Series G Special Option Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Westfield America, Inc. (Exhibit (d)(6))*

    (d)(7)  Form of Series G Certificate of Designation. (Exhibit (d)(7))*

    (d)(8)  Form of Escrow Agreement to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Escrow Agent. (Exhibit (d)(8))*

    (d)(9)  Side Letter Agreement, dated as of February 15, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield Holdings Limited. (Exhibit (d)(9))*

    (d)(10)  Waiver, dated as of February 14, 2001, among Westfield America Limited Partnership, Westfield America, Inc., Security Capital Preferred Growth Incorporated and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust. (Exhibit (d)(10))*

    (d)(11)  Form of First Amendment to Investor's Agreement to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield Holdings Limited, Westfield Corporation, Inc., Westfield America, Inc. and Westfield American Investments Pty. Limited. (Exhibit (d)(11))*

    (d)(12)  Letter Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair University Towne Member LLC. (Exhibit (d)(12))*

    (d)(13)  Letter Agreement, dated as of March 1, 2001, between Westfield America, Inc. and J.P. Morgan Investment Management, Inc. (Exhibit (d)(13))*

    (d)(14)  Amendment to Letter Agreement, dated as of May 22, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair University Towne Member LLC.

    (d)(15)  Letter Agreement, dated as of May 22, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield America, Inc., and Montgomery Mall Member LLC.

    (d)(16)  Form of Series G1 Special Option Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield America, Inc., and Westfield American Investments Pty. Limited.

    (d)(17)  Form of Series H Special Option Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield America, Inc., Westfield American Investments Pty. Limited, and Westfield Corporation, Inc.

    (e)  Not applicable.

    (f)  Section 351.455 of the Missouri General and Business Corporation Law (included as Annex B of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (g)  None.

*
Incorporated by reference to designated exhibit to the Tender Offer Statement on Schedule TO filed by Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, with the Securities and Exchange Commission on March 5, 2001, File No. 5-51021.

SIGNATURES

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2001	WESTFIELD AMERICA MANAGEMENT LIMITED, IN ITS CAPACITY AS RESPONSIBLE ENTITY AND TRUSTEE OF WESTFIELD AMERICA TRUST
	By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: Director
WESTFIELD AMERICA, INC.
	By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: President and Chief Executive Officer
WESTFIELD HOLDINGS LIMITED
	By:	/s/ PETER S. LOWY Name: Peter S. Lowy Title: Director
/s/ FRANK P. LOWY Frank P. Lowy
/s/ DAVID H. LOWY David H. Lowy
/s/ STEVEN M. LOWY Steven M. Lowy
/s/ PETER S. LOWY Peter S. Lowy

Exhibit Index

    (a)(1)(A)  Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 13, 2001 (incorporated herein by reference to the proxy statement).

    (b)  None.

    (c)(1)  Opinion of Lehman Brothers Inc. to the Board of Directors and the Special Committee of the Board of Directors of Westfield America, Inc., dated February 14, 2001 (included as Annex C of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (c)(2)  Materials presented by Lehman Brothers Inc. to the Special Committee of the Board of Directors of Westfield America, Inc. on February 12, 2001. (Exhibit (c)(1))*

    (c)(3)  Materials presented by Lehman Brothers Inc. to the Board of Directors of Westfield America, Inc. on February 14, 2001. (Exhibit (c)(3))*

    (c)(4)  Financial Presentation prepared by Merrill Lynch Pierce, Fenner & Smith Incorporated for the Board of Directors of Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, dated February 14, 2001. (Exhibit (c)(4))*

    (c)(5)  Opinion of Lehman Brothers Inc. to the Board of Directors and the Special Committee of the Board of Directors of Westfield America, Inc., dated May 16, 2001 (included as Annex D of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (c)(6)  Materials presented by Lehman Brothers Inc. to the Board of Directors and the Special Committee of the Board of Directors of Westfield America, Inc. on May 30, 2001.

    (d)(1)  Agreement and Plan of Merger, dated as of February 14, 2001, by and among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Mall Acquisition Corp. and Westfield America, Inc. (included as Annex A of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (d)(2)  Cooperation Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield Holdings Limited. (Exhibit (d)(2))*

    (d)(3)  Preferred Stock Transaction Agreement, dated February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth Incorporated. (Exhibit (d)(3))*

    (d)(4)  Indemnification and Tax Contest Agreement, dated February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth Incorporated. (Exhibit (d)(4))*

    (d)(5)  Form of Exchange Agreement to be entered into between Westfield America, Inc., Westfield America Limited Partnership, and Security Capital Preferred Growth Incorporated. (Exhibit (d)(5))*

    (d)(6)  Form of Series G Special Option Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Westfield America, Inc. (Exhibit (d)(6))*

    (d)(7)  Form of Series G Certificate of Designation. (Exhibit (d)(7))*

    (d)(8)  Form of Escrow Agreement to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Escrow Agent. (Exhibit (d)(8))*

    (d)(9)  Side Letter Agreement, dated as of February 15, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield Holdings Limited. (Exhibit (d)(9))*

    (d)(10)  Waiver, dated as of February 14, 2001, among Westfield America Limited Partnership, Westfield America, Inc., Security Capital Preferred Growth Incorporated and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust. (Exhibit (d)(10))*

    (d)(11)  Form of First Amendment to Investor's Agreement to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield Holdings Limited, Westfield Corporation, Inc., Westfield America, Inc. and Westfield American Investments Pty. Limited. (Exhibit (d)(11))*

    (d)(12)  Letter Agreement, dated as of February 14, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair University Towne Member LLC. (Exhibit (d)(12))*

    (d)(13)  Letter Agreement, dated as of March 1, 2001, between Westfield America, Inc. and J.P. Morgan Investment Management, Inc. (Exhibit (d)(13))*

    (d)(14)  Amendment to Letter Agreement, dated as of May 22, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair University Towne Member LLC.

    (d)(15)  Letter Agreement, dated as of May 22, 2001, between Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield America, Inc., and Montgomery Mall Member LLC.

    (d)(16)  Form of Series G1 Special Option Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield America, Inc., and Westfield American Investments Pty. Limited.

    (d)(17)  Form of Series H Special Option Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield America, Inc., Westfield American Investments Pty. Limited, and Westfield Corporation, Inc.

    (e)  Not applicable.

    (f)  Section 351.455 of the Missouri General and Business Corporation Law (included as Annex B of the proxy statement filed herewith as Exhibit (a)(1)(A)).

    (g)  None.

*
Incorporated by reference to designated exhibit to the Tender Offer Statement on Schedule TO filed by Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, with the Securities and Exchange Commission on March 5, 2001, File No. 5-51021.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES
Exhibit Index